UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-1
OMB APPROVAL
Certificate of Accounting of Securities and Similar	OMB Number:	3235-0359
Investments of a Management Investment Company	Expires:	Jan. 31, 2027
in the Custody of Members of	Estimated average burden
National Securities Exchanges	hours per response	1.5

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: 811-22398				Date examination completed: January 31, 2025
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: North Shore Equity Rotation ETF
4. Address of principal executive office (number, street, city, state, zip code): 116 South Franklin Street, Rocky Mount, NC 27804

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company
1.	All items must be completed by the investment company.

2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.  Responses to this collection of information will not be kept confidential.

SPINNAKER ETF SERIES
116 South Franklin Street – PO Box 69
Rocky Mount, NC 27802

May 22, 2025

Tait, Weller & Baker LLP
Two Liberty Place
50 South 16th Street, Suite 2900
Philadelphia, PA 19102

Ladies and Gentlemen:
In connection with your examination of the North Shore Equity Rotation ETF (the “Fund”), a series of Spinnaker ETF Series, Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the “Act”) as of January 31, 2025 and from September 30, 2024 through January 31, 2025, for the purpose of expressing an opinion about whether the Fund has complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the “Act”), in all material respects, we confirm, to the best of our knowledge and belief, the following representations made to you during the course of your engagement:
1.
We assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of March 31, 2025, and from January 31, 2025 through March 31, 2025 with respect to securities and similar investments reflected in the investment accounts of the Fund.

2.
We are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940 and for our assertion about such compliance.

3.	We are responsible for establishing and maintaining effective internal control over compliance.
4.
We have performed an evaluation of the Fund’s compliance with the requirements of subsection (b)(1) and  (b)(6) of Rule 17f-1, “Custody  of Securities with Members of National  Securities Exchanges,” of the Investment Company Act of 1940.

5.	All relevant matters are reflected in the evaluation of the Fund’s compliance with the specified requirements.
6.
We are responsible for selecting the specified requirements and for determining that the specified requirements are suitable, will be available to intended users, and are appropriate for the purpose of the engagement.

7.	There are no deficiencies in internal control relevant to compliance with the specified requirements of which we are aware.
8.	We have no knowledge of any actual, suspected, or alleged fraud or noncompliance with laws or regulations affecting the Fund’s compliance with the specified requirements.

Tait, Weller & Baker LLP
May 22, 2025
Page Two

9.
There are no known events subsequent to the period of the Fund’s compliance with the specified requirements that would have a material effect on its compliance with the specified requirements or its assertion about such compliance.

10.
There is no known noncompliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940, including noncompliance occurring after January 31, 2025.

11.
Under the terms of the agreement, we have provided you with all relevant information and access to information and personnel in connection with your examination of compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940.

12.
There are no known matters that may contradict the Fund’s compliance with the specified requirements during or subsequent to the period covered by your report, and we have disclosed to you all communications from regulatory agencies, internal auditors, other independent accountants or consultants, and others regarding possible noncompliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940.

13.	We have responded fully to all inquiries made to us by you during the engagement.

Very truly yours,

SPINNAKER ETF SERIES

/s/ Katherine M. Honey
Katherine M. Honey, President

/s/ Peter McCabe
Peter McCabe, Treasurer

Report of Independent Public Accountant

To the Board of Trustees of
Spinnaker ETF Series

We have examined management of Spinnaker ETF Series’ assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that North Shore Equity Rotation ETF (the “Fund”), a series of Spinnaker ETF Series, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f‐1 under the Investment Company Act of 1940 (the “Act”) (the “specified requirements”) as of January 31, 2025. The Fund’s management is responsible for their assertion. Our responsibility is to express an opinion on management's assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of January 31, 2025, and with respect to agreement of security purchases and sales, for the period from September 30 , 2024 (the date of the last examination) through January 31, 2025:

•	Confirmation of all securities held by institutions in book entry form with Clear Street, LLC (“Clear Street”).
•	Reconciliation of all such securities between the books and records of the Fund and Clear Street.
•	Test a sample of transactions since our last report from the books and records of the Fund to monthly Clear Street bank statements.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management's assertion that North Shore Equity Rotation ETF complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f‐1 of the Investment Company Act of 1940 as of January 31, 2025, with respect to securities reflected in the investment account of the Fund are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Spinnaker ETF Series and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
May 22, 2025